Exhibit 99.1

GRAPHEX

Graphex Group Limited
烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)
Stock Code: 6128 NYSE American: GRFX

2023 Interim Report

CONTENTS

2	Financial Highlights
3	Corporate Information
5	Unaudited Interim Condensed Consolidated Statement of Profit or Loss
6	Unaudited Interim Condensed Consolidated Statement of Comprehensive Income
7	Unaudited Interim Condensed Consolidated Statement of Financial Position
9	Unaudited Interim Condensed Consolidated Statement of Changes in Equity
11	Unaudited Interim Condensed Consolidated Statement of Cash Flows
13	Notes to Unaudited Interim Condensed Consolidated Financial Statements
38	Management Discussion and Analysis
47	Other Information

1

Financial Highlights

FINANCIAL HIGHLIGHTS

Results	For the six months ended 30 June
	2023	2022
	HK$’000	HK$’000	Change

Revenue	151,274	163,133	(7.3)%

Graphene products	97,103	103,438	(6.1)%
Landscape architecture	54,171	57,738	(6.2)%
Catering	—	1,957	(100)%

Adjusted segment EBITDA*	19,269	25,659	(24.9)%

Graphene products	16,012	23,150	(30.8)%
Landscape architecture	1,512	2,049	(26.2)%
Catering	1,745	460	279.3%

Loss before tax	(46,780)	(65,302)	(28.4)%
Loss attributable to owners of the parent	(43,968)	(59,633)	(26.3)%

	HK cents	HK cents
Basic loss per share attributable to ordinary equity holders of the parent	(6.06)	(11.56)	(47.6)%

Results	At 30 June	At 31 December
	2023	2022
	HK$’000	HK$’000	Change

Total assets	903,143	894,676	0.9%
Net assets	365,475	369,842	(1.2)%
Shareholder’s equity	373,886	380,584	(1.8)%
Cash and bank balances	17,459	31,470	(44.5)%
Debt	242,528	285,007	(14.9)%

*	Non-IFRS Measure

To supplement our unaudited condensed consolidated financial statements which are presented in accordance with International Financial Reporting Standards (“IFRSs”), adjusted segment EBITDA is used as an additional financial measure throughout this interim report. The financial measure is presented because it is used by management to evaluate operating performance. The Company believes that non-IFRS measure may provide useful information to help investors and others understand and evaluate the Company’s consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of our peer companies. However, non-IFRS financial measure does not have a standardised meaning prescribed by IFRSs and therefore may not be comparable to similar measures presented by other companies.

Adjusted segment EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates and joint ventures and impairment losses on financial and contract assets and corporate expenses.

Please refer to note 4 to the unaudited condensed consolidated financial statements in this interim report for reconciliation of loss before tax, an IFRS measure, to adjusted segment EBITDA.

2

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Mr. Lau Hing Tat Patrick

Mr. Chan Yick Yan Andross

Mr. Qiu Bin

Non-executive Director

Mr. Ma Lida

Independent non-executive Directors

Ms. Tam Ip Fong Sin

Mr. Wang Yuncai

Mr. Liu Kwong Sang

Mr. Tang Zhaodong

Mr. Chan Anthony Kaikwong

COMPANY SECRETARY

Mr. Kwok Ka Hei

REGISTERED OFFICE

Windward 3

Regatta Office Park

PO box 1350

Grand Cayman KY1-1108

Cayman Islands

HEADQUARTER, HEAD OFFICE

AND PRINCIPAL PLACE OF BUSINESS

IN HONG KONG

11/F COFCO Tower

262 Gloucester Road

Causeway Bay

Hong Kong

AUDIT COMMITTEE

Mr. Liu Kwong Sang (Chairman)

Ms. Tam Ip Fong Sin

Mr. Wang Yuncai

Mr. Ma Lida

REMUNERATION COMMITTEE

Ms. Tam Ip Fong Sin (Chairlady)

Mr. Wang Yuncai

Mr. Chan Yick Yan Andross

NOMINATION COMMITTEE

Mr. Lau Hing Tat Patrick (Chairman)

Mr. Wang Yuncai

Ms. Tam Ip Fong Sin

3

CORPORATE WEBSITE

www.graphexgroup.com

AUTHORISED REPRESENTATIVES

Mr. Kwok Ka Hei

Mr. Chan Yick Yan Andross

ALTERNATES TO AUTHORISED

REPRESENTATIVES

Mr. Lau Hing Tat Patrick

PRINCIPAL BANKERS

Bank of China (Hong Kong)

Bank of Communications

The Bank of East Asia

The Hongkong and Shanghai Banking

PRINCIPAL SHARE REGISTRAR OFFICE

Ocorian Trust (Cayman) Limited

Windward 3

Regatta Office Park

PO box 1350

Grand Cayman KY1-1108

Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited

17/F, Far East Finance Centre

16 Harcourt Road

Hong Kong

ADR DEPOSITARY

Bank of New York Mellon

INVESTOR RELATIONS

Email: investrel@graphexgroup.com

LEGAL ADVISER AS TO HONG KONG LAW

Tso Au Yim & Yeung

AUDITOR

Crowe (HK) CPA Limited

4

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

		For the six months ended 30 June
		2023	2022
		(Unaudited)	(Unaudited)
	Notes	HK$’000	HK$’000

REVENUE	3	151,274	163,133
Cost of sales	7	(101,242)	(104,234)

GROSS PROFIT		50,032	58,899

Other income and gains	5	6,553	8,580
Selling and marketing expenses		(2,956)	(2,204)
Administrative expenses		(76,724)	(84,959)
Impairment losses on financial and contract assets, net		(10,705)	(16,454)
Fair value loss on financial assets at fair value through profit or loss		(6)	(11)
Finance costs	6	(12,744)	(28,888)
Share of losses of associates		(230)	(265)

LOSS BEFORE TAX	7	(46,780)	(65,302)
Income tax credit	8	5,005	5,444

LOSS FOR THE PERIOD		(41,775)	(59,858)

Attributable to:
Owners of the parent		(43,968)	(59,633)
Non-controlling interests		2,193	(225)
		(41,775)	(59,858)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic
– For loss for the period	10	HK(6.06) cents	HK(11.56) cents

Diluted
– For loss for the period		HK(6.06) cents	HK(11.56) cents

5

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

LOSS FOR THE PERIOD	(41,775)	(59,858)

OTHER COMPREHENSIVE (LOSS)/INCOME
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(16,369)	(30,745)
	(16,369)	(30,745)

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD, NET OF TAX	(16,369)	(30,745)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(58,144)	(90,603)

Attributable to:
Owners of the parent	(60,475)	(90,462)
Non-controlling interests	2,331	(141)

	(58,144)	(90,603)

6

Unaudited Interim Condensed Consolidated Statement of Financial Position

		30 June 2023	31 December 2022
		(Unaudited)	(Audited)
	Notes	HK$’000	HK$’000

NON-CURRENT ASSETS
Property, plant and equipment		30,747	35,403
Goodwill		101,939	101,939
Other intangible assets		474,437	512,089
Investments in associates		—	227
Equity investments designated at fair value through other comprehensive income		91	94
Prepayments, deposits and other receivables		5,825	4,902
Deferred tax assets		6,353	4,903

Total non-current assets		619,392	659,557

CURRENT ASSETS
Inventories		9,234	16,901
Trade and bills receivables	11	181,572	103,019
Prepayments, deposits and other receivables		48,451	52,691
Financial assets at fair value through profit or loss		24	31
Contract assets		26,627	30,634
Tax recoverable		384	373
Cash and cash equivalents		17,459	31,470

Total current assets		283,751	235,119

CURRENT LIABILITIES
Trade payables	12	75,384	13,398
Other payables and accruals		94,633	89,206
Lease liabilities		4,556	5,146
Convertible notes	15	4,618	16,585
Interest-bearing borrowings	13	45,645	128,450
Tax payable		32,164	33,898
Dividends payable		—	1,511

Total current liabilities		257,000	288,194

NET CURRENT ASSETS/(LIABILITIES)		26,751	(53,075)

TOTAL ASSETS LESS CURRENT LIABILITIES		646,143	606,482

7

Unaudited Interim Condensed Consolidated Statement of Financial Position

		30 June 2023	31 December 2022
		(Unaudited)	(Audited)
	Notes	HK$’000	HK$’000

NON-CURRENT LIABILITIES
Lease liabilities		15,979	18,648
Interest-bearing borrowings	13	99,540	13,500
Promissory note	14	92,725	90,074
Convertible notes	15	—	36,398
Deferred tax liabilities		72,424	78,020

Total non-current liabilities		280,668	236,640

NET ASSETS		365,475	369,842

EQUITY
Equity attributable to owners of the parent
Share capital	16	7,774	6,835
Preference shares	16	3,236	3,236
Other reserves		362,876	370,513

		373,886	380,584
Non-controlling interests		(8,411)	(10,742)

TOTAL EQUITY		365,475	369,842

8

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2023

	Share capital	Preference shares	*Share premium account	*Share- based payment reserve	*Conversion right of convertible notes	*Warrant reserve	*Fair value reserve	*Capital reserve	*Reserve funds	*Exchange fluctuation reserve	*Accumulated losses	Total	Non- controlling interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2023
As previously reported	6,835	3,236	673,303	2,940	13,006	19,943	(2,547)	5	13,471	(7,769)	(341,839)	380,584	(10,742)	369,842
Loss for the period	—	—	—	—	—	—	—	—	—	—	(43,968)	(43,968)	2,193	(41,775)
Other comprehensive loss for the period:
Exchange differences on translation of foreign operations	—	—	—	—	—	—	—	—	—	(16,507)	—	(16,507)	138	(16,369)

Total comprehensive loss for the period	—	—	—	—	—	—	—	—	—	(16,507)	(43,968)	(60,475)	2,331	58,144
Issue of ordinary shares upon conversion of convertible notes	939	—	62,314	—	(12,022)	—	—	—	—	—	—	51,231	—	51,231
Equity-settled share-based transactions	—	—	—	2,546	—	—	—	—	—	—	—	2,546	—	2,546
At 30 June 2023 (unaudited)	7,774	3,236	735,617	5,486	984	19,943	(2,547)	5	13,471	(24,276)	(385,807)	373,886	(8,411)	365,475

*	These reserve accounts as at 30 June 2023 comprise the consolidated other reserves of HK$362,876,000 (31 December 2022: HK$370,513,000) in the condensed consolidated statement of financial position.

9

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2023

	Share capital	Preference shares	*Share premium account	*Share-based payment reserve	*Conversion right of convertible notes	*Warrant reserve	*Fair value reserve	*Capital reserve	*Reserve funds	*Exchange fluctuation reserve	*Accumulated losses	Total	Non- controlling interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2022
As previously reported	5,091	—	362,856	7,687	15,414	15,196	(1,447)	5	10,701	51,209	(269,406)	197,306	(6,294)	191,012
Loss for the period	—	—	—	—	—	—	—	—	—	—	(59,633)	(59,633)	(225)	(59,858)
Other comprehensive income for the period:
Exchange differences on translation of financial statements of foreign operations	—	—	—	—	—	—	—	—	—	(30,829)	—	(30,829)	84	(30,745)

Total comprehensive loss for the period	—	—	—	—	—	—	—	—	—	(30,829)	(59,633)	(90,462)	(141)	(90,603)
Issue of preference shares	—	3,236	179,682	—	—	—	—	—	—	—	—	182,918	—	182,918
Issue of convertible notes and warrants	—	—	—	—	19,179	12,409	—	—	—	—	—	31,588	—	31,588
Issue of ordinary shares upon conversion of convertible notes	203	—	11,484	—	(5,255)	—	—	—	—	—	—	6,432	—	6,432
Issue of ordinary shares upon exercise of share options	120	—	11,280	(3,600)	—	—	—	—	—	—	—	7,800	—	7,800

At 30 June 2022 (Unaudited)	5,414	3,236	565,302	4,087	29,338	27,605	(1,447)	5	10,701	20,380	(329,039)	335,582	(6,435)	329,147

*	These reserve accounts as at 30 June 2022 comprise the consolidated other reserves of HK$326,932,000 (31 December 2021: HK$192,215,000) in the condensed consolidated statement of financial position.

10

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2023

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	(46,780)	(65,302)
Adjustments for:
Finance costs	12,744	28,888
Share of losses of associates	230	265
Interest income	(582)	(781)
Amortisation and depreciation	27,187	31,631
Dividend income from equity instruments at fair value through other comprehensive income	(92)	(63)
Loss on disposal of property, plant and equipment	106	63
Impairment loss of trade receivables, net	3,330	4,207
Impairment loss of contract assets, net	7,375	9,567
Impairment loss of other receivables and other assets, net	—	2,680
Equity-settled share-based transaction	2,546	—
Gain on lease termination	(2)	(43)
Waiver of interest on convertible notes	(1,160)	(2,377)
Waiver of interest on other borrowings	—	(67)
Loss on promissory note from issue of preference shares upon conversion	—	818
Fair value changes on financial assets at fair value through profit or loss	6	11
Exchange differences, net	311	(243)

	5,219	9,254
Decrease in inventories	7,429	32,735
Increase in trade and bills receivables	(88,232)	(64,863)
Increase in contract assets	(4,172)	(834)
Decrease in prepayments, deposits and other receivables	4,700	10,948
Increase in trade payables	64,905	13,943
Increase/(decrease) in other payables and accruals	5,056	(6,034)
(Decrease)/increase in contract liabilities	(2,575)	7,548

Cash (used in)/generated from operations	(7,670)	2,697
Interest received	46	36
Income tax paid	(708)	(1,913)
Net cash flows (used in)/generated from operating activities	(8,332)	820

11

Unaudited Interim Condensed Consolidated Statement of Cash Flows

 For the six months ended 30 June 2023

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	771	115
Purchases of items of property, plant and equipment	(823)	(176)
Proceeds from disposal of property, plant and equipment	2	98
Repayment of a loan from a joint venture	10,630	4,434
Loan advanced to joint ventures	(13,828)	(8,123)
Loan advanced to an associate	—	(302)
Purchase of the other intangible asset	(84)	(62)
Dividend from equity instruments at fair value through other comprehensive income	92	63

Net cash flows used in investing activities	(3,240)	(3,953)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of convertible notes	—	6,587
Proceeds from issue of share for exercise of share options	—	3,925
Proceeds from bank borrowings	5,236	5,606
Repayment of bank borrowings	(5,236)	(6,041)
Proceeds from other borrowings	6,014	8,927
Repayment of other borrowings	(2,392)	(483)
Interest paid	(918)	(10,712)
Repayment of lease liabilities	(3,387)	(6,989)
Dividend paid to non-controlling interests	(1,511)	—
Loan from a joint venture	—	4,620
Repayment of loan to a joint venture	—	(4,022)

Net cash flows (used in)/generated from financing activities	(2,194)	1,418

NET DECREASE IN CASH AND CASH EQUIVALENTS	(13,766)	(1,715)
Cash and cash equivalents at beginning of period	31,470	30,240
Effect of foreign exchange rate changes, net	(245)	(1,258)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	17,459	27,267

12

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

1.	CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

2.	BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES

2.1	Basis of Preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2023 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2022. These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except when otherwise indicated.

All intra-group transactions and balances have been eliminated on consolidation.

2.2	Changes in accounting policies and disclosure

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2022, except for the adoption of new standards effective as of 1 January 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The IASB has issued a number of new or amended IFRSs that are first effective for the current accounting period of the Group:

IFRS 17 (including the June 2020 and December 2021 Amendments to IFRS 17)	Insurance Contracts
Amendments to IAS 1 and IFRS Practice Statement	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction

Other than as noted below, the adoption of the new or amended IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented. The Group has not early applied any new or amended IFRSs that is not yet effective for the current accounting period.

13

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

3.	REVENUE

An analysis of revenue is as follows:

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Type of goods or services
Sales of graphene products	97,103	103,438
Landscape architecture services	54,171	57,738
Catering management services	—	1,957
Total Revenue	151,274	163,133

Geographical markets
Mainland China	138,178	151,064
Hong Kong	12,754	11,639
Others	342	430
Total Revenue	151,274	163,133

Timing of revenue recognition
Goods transferred at a point in time	97,103	103,438
Services transferred over time	54,171	59,695
Total Revenue	151,274	163,133

14

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

4.	OPERATING SEGMENT INFORMATION

Information reported to the board of directors, being the chief operating decision maker (CODM), for the purposes of resources allocation and assessment of segment performance focuses on types of goods and services delivered and provided.

For management purposes, the Group has identified the following three major reportable segments. Certain segments have been aggregated to form the following reportable segments:

(a)	Processing and sale of graphite and graphene related products (“Graphene Products Segment”);

(b)	Providing landscape architecture design (“Landscape Architecture Design Segment”); and

(c)	The catering business focuses on operation of restaurants (“Catering Segment”).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group’s profit/loss before tax except that finance costs, as well as head office and corporate income and expenses are excluded from such measurement.

Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

15

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

4.	OPERATING SEGMENT INFORMATION (Continued)

The following tables present revenue and profit/loss information for the Group’s operating segments for the six months ended 30 June 2023 and 2022.

Six months ended 30 June 2023 (Unaudited)

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue (note 3)
Sales to external customers	97,103	54,171	—	151,274
Elimination of inter-segment sales	—	—	—	—

Segment results	(7,790)	(13,013)	1,680	(19,123)
Reconciliations:
Unallocated income and gains				1,316
Unallocated expenses				(16,885)
Unallocated finance costs				(11,858)
Share of losses of associates				(230)

Loss before tax				(46,780)
Adjusted segment EBITDA (note (i))	16,012	1,512	1,745	19,269

Six months ended 30 June 2022 (Unaudited)

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue (note 3)
Sales to external customers	103,438	57,738	1,957	163,133
Elimination of inter-segment sales	—	—	—	—

Segment results	(5,594)	(19,397)	166	(24,825)
Reconciliations:
Unallocated income and gains				2,979
Unallocated expenses				(17,258)
Unallocated finance costs				(25,933)
Share of losses of associates				(265)

Loss before tax				(65,302)
Adjusted segment EBITDA (note (i))	23,150	2,049	460	25,659

16

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

4.	OPERATING SEGMENT INFORMATION (Continued)

The following tables present assets and liabilities information for the Group’s operating segments as at 30 June 2023 and 31 December 2022.

30 June 2023 (Unaudited)

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	796,901	91,142	840	888,883
Reconciliations:
Elimination of intersegment receivables				(14,216)
Unallocated assets				28,476
Total assets				903,143

Segment liabilities	114,516	59,827	5,067	179,410
Reconciliations:
Elimination of intersegment payables				(14,216)
Unallocated liabilities				372,474
Total liabilities				537,668

31 December 2022 (Audited)

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	751,732	112,662	2,224	866,618
Reconciliations:
Elimination of intersegment receivables				(3,918)
Unallocated assets				31,976
Total assets				894,676

Segment liabilities	59,796	83,054	11,154	154,004
Reconciliations:
Elimination of intersegment payables				(3,918)
Unallocated liabilities				374,748
Total liabilities				524,834

17

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

4.	OPERATING SEGMENT INFORMATION (Continued)

The following tables present other segment information for the Group’s operating segments for the six months ended 30 June 2023 and 2022.

Six months ended 30 June 2023 (Unaudited)

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Other segment information
Share of losses of associates unallocated				(230)
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	—	(10,705)	—	(10,705)
Reconciliation:
Unallocated				—
Total				(10,705)

Depreciation and amortisation	23,307	3,412	61	26,780
Reconciliation:
Unallocated				407
Total				27,187

Income and gains allocated	2	3,185	2,050	5,237
Finance costs allocated	495	388	3	886
Investment in an associate unallocated				—
Capital expenditure (note (ii))	451	456	—	907
Reconciliation:
Unallocated				—
Total				907

18

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

4.	OPERATING SEGMENT INFORMATION (Continued)

Six months ended 30 June 2022 (Unaudited)

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Other segment information
Share of losses of associates unallocated				(265)
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	—	(16,454)	—	(16,454)
Reconciliation:
Unallocated				—

Total				(16,454)

Depreciation and amortisation	26,309	4,676	80	31,065
Reconciliation:
Unallocated				566

Total				31,631

Income and gains allocated	2	5,394	205	5,601
Finance costs allocated	2,435	305	215	2,955
Investment in an associate unallocated				236

Capital expenditure (note (ii))	—	229	9	238
Reconciliation:
Unallocated				—

Total				238

19

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

4.	OPERATING SEGMENT INFORMATION (Continued)

Note:

(i)	Adjusted segment EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment of other intangible assets and property, plant and equipment, share of losses of associates and joint ventures and impairment on/(reversal of impairment on) financial and contract assets, gain on promissory note derecognised/extension of promissory note, unallocated other income and gains and corporate expenses.

A reconciliation of Adjusted segment EBITDA to consolidated loss before income tax is provided as follows:

	30 June 2023	30 June 2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Loss before tax	(46,780)	(65,302)
Add:
Finance costs	12,744	28,888
Amortisation and depreciation
– property, plant and equipment	1,623	1,965
– right-of-use assets	2,890	5,140
– other intangible assets	22,674	24,526

EBITDA	(6,849)	(4,783)

Impairment loss of trade receivables, net	3,330	4,207
Impairment loss of contract assets, net	7,375	9,567
Impairment loss of other receivables, net	—	2,680
Fair value changes on financial assets at fair value through profit or loss	6	11
Loss on disposal of items of property, plant and equipment	106	63
Share of losses of associates	230	265
Dividend income from equity investments at fair value through other comprehensive income	(92)	(63)
Corporate expenses
– Directors and corporate staff salaries	8,108	7,068
– Auditor’s remuneration	726	307
– Legal and professional expenses	3,883	5,812
– Publicity expenses	907	1,488
– Bank charges	826	440
– Loss on promissory note from issue of preference share upon conversion	—	818
– Others	2,029	758

	16,479	16,691
Unallocated income and gains
– Interest income	(126)	(458)
– Waiver of interest	(1,160)	(2,444)
– Others	(30)	(77)

	(1,316)	(2,979)

Adjusted segment EBITDA	19,269	25,659

(ii)	Capital expenditure consists of additions to property, plant and equipment and other intangible assets except for right-of-use assets.

20

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

5. OTHER INCOME AND GAINS

An analysis of other income and gains is as follows:

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Other income
Service income	1,659	4,418
Dividend income from equity instruments at fair value through other comprehensive income	92	63
Interest income	582	781
Waiver of interest on convertible notes	1,160	2,377
Waiver of interest on other borrowings	—	67
Compensation from a supplier	1,041	—
Government grants (note)	914	301
	5,448	8,007
Gains
Gain on lease termination	2	43
Exchange difference, net	44	243
Others	1,059	287
	1,105	573
	6,553	8,580

Note:

Government grants were received from government departments for promoting the Group’s business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

6. FINANCE COSTS

An analysis of finance costs is as follows:

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Interest on interest-bearing borrowings	4,383	7,872
Interest on convertible notes	3,925	11,267
Interest on promissory note	3,769	7,171
Interest on lease liabilities	667	2,578
	12,744	28,888

21

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

7. LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging:

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Cost of inventories	63,753	66,055
Cost of services	37,489	38,179

Cost of sales	101,242	104,234
Amortisation and depreciation
– property, plant and equipment	1,623	1,965
– right-of-use assets	2,890	5,140
– other intangible assets	22,674	24,526
	27,187	31,631
Research and development cost: current year expenditure	10,780	10,734
Lease payments for leases less than 12 months	771	342
Auditor’s remuneration	824	340
Employee benefit expense (including directors and chief executive’s remuneration):
– wages and salaries	38,371	45,893
– equity-settled share-based payment expenses	1,907	—
– pension scheme contributions (defined contribution scheme)	6,798	7,371
– welfare and other benefits	375	637
	47,451	53,901
Equity-settled share-based payment for services	639	—
Foreign exchange differences, net	311	(243)
Impairment loss of financial and contract assets
Impairment loss of trade receivables	3,330	4,207
Impairment loss of contract assets	7,375	9,567
Impairment loss of financial assets included in other receivables and other assets	—	2,680

	10,705	16,454
Fair value loss on financial assets at fair value through profit or loss	6	11
Loss on disposal of property, plant and equipment	106	63
Loss on promissory note from issue of preference shares upon conversion	—	818

22

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

8. INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2022: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計 (上海) 有限公司 continued to be granted with the qualification of High and New Technology Enterprises (“HNTE”) on 18 November 2020 and is entitled to a preferential corporate income tax rate of 15% (2022: 15%) for a period of three years ending 31 December 2022 and subject to renewal.

前海泛亞景觀設計 (深圳) 有限公司 has been provided at the rate of 15% (2022: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2022:15%) for a period of three years ended 31 December 2025.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2022: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the US and is subject to corporate income tax at 21%.

Thai Gallery SRL is required to pay tax equivalent to 27.9% of taxable income, including 24% for the standard rate of Italy corporate tax (“IRES”) and 3.9% for the Italian regional production tax rate (“IRAP”).

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Current tax:
Hong Kong	—	—
Mainland China	—	165

	—	165
Deferred tax	(5,005)	(5,609)

Total tax credit for the period	(5,005)	(5,444)

23

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

9. DIVIDEND

The board of directors of the Company does not recommend the payment of any interim dividend (six months ended 30 June 2022: nil) for the six months ended 30 June 2023.

10. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent of HK$43,968,000 (six months ended 30 June 2022: HK$59,633,000), and the weighted average number of ordinary shares of 725,781,129 (six months ended 30 June 2022: 516,055,804) issued during the period.

No adjustment has been made to the basic loss per share amounts presented for the six months ended 30 June 2023 and 2022 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilution effect on the basic loss per share amounts presented.

The calculation of basic loss per share was based on:

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Loss
Loss attributable to ordinary equity holders of the parent	(43,968)	(59,633)

	Number of shares
	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)

Shares
Weighted average number of ordinary shares in issue during the period used in the basic loss per share calculation	725,781,129	516,055,804

24

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

11. TRADE AND BILLS RECEIVABLES

	30 June 2023	31 December 2022
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Trade and bills receivables	242,434	162,516
Allowance for impairment	(60,862)	(59,497)

	181,572	103,019

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non-interest-bearing.

Included in the Group’s trade and bill receivables were amounts billed of HK$61,368,000 (31 December 2022: HK$124,498,000) and billable of HK$181,066,000 (31 December 2022: HK$38,018,000).

An ageing analysis of trade and bills receivables as at the end of the reporting period, based on the invoice date, and net of allowance for lifetime expected credit losses, is as follows:

	30 June 2023	31 December 2022
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Within 6 months	118,988	91,452
Over 6 months but within 1 year	58,871	7,633
Over 1 year but within 2 years	3,054	3,610
Over 2 years but within 3 years	659	324
	181,572	103,019

25

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

12. TRADE PAYABLES

An aged analysis of trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	30 June 2023	31 December 2022
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Within 1 year	71,390	8,789
Over 1 year but within 2 years	32	91
Over 2 years but within 3 years	1,561	1,577
Over 3 years	2,401	2,941
	75,384	13,398

The trade payables are non-interest-bearing and are normally settled within three months.

13. INTEREST-BEARING BORROWINGS

		30 June 2023 (Unaudited)
		Effective interest rate
	Note	(%)	Maturity	HK$’000

Current
Bank borrowing – guaranteed	(a)	3.7-4.35	2023	10,846
Other borrowing – unsecured	(b)	3.75	On demand	1,953
Other borrowing – unsecured	(b)	14.4	2023	2,014
Other borrowing – unsecured	(b)	15	2023	4,000
Current portion of corporate bonds – unsecured	(c) and (e)	9-10.4	On demand	26,832
				45,645

Non-current
Other borrowing – unsecured	(b)	9	2024	6,000
Other borrowing – unsecured	(b)	9	2024	5,000
Corporate bonds – unsecured		6	2025	88,540
				99,540

26

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

13. INTEREST-BEARING BORROWINGS (Continued)

		31 December 2022 (Audited)
		Effective interest rate
	Notes	(%)	Maturity	HK$’000

Current
Bank borrowing – guaranteed	(a)	4.35	2023	11,194
Other borrowing – unsecured	(b)	4.75	2023	1,478
Other borrowing – unsecured	(b)	4	On demand	2,911
Current portion of corporate bonds
– unsecured	(c) and (e)	9-10.04	On demand	104,872
– unsecured	(f)	10.04	2023	7,995

				128,450

Non-current
Other borrowing – unsecured	(b)	9	2024	6,000
Other borrowing – unsecured	(b)	9	2024	5,000
Corporate bonds – unsecured	(c)	10.04	2025	2,500
				13,500

27

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

13. INTEREST-BEARING BORROWINGS (Continued)

The corporate bonds recognised in the interim condensed consolidated financial statements are calculated as follows:

	HK$6% Corporate Bonds due 2021	HK$9% Corporate Bonds due 2021	HK$6% Corporate Bonds due 2021 and 2022	HK$6% Corporate Bonds due 2021 and 2022	HK$6% Corporate Bonds due 2023	HK$6% Corporate Bonds due 2025	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(note c)	(note d)	(note e)	(note e)	(note f)

Carrying amount as at 1 January 2022	29,600	5,000	37,000	78,902	7,702	—	158,204
Repayment	(6,645)	(5,000)	(8,307)	(23,776)	—	—	(43,728)
Interest charged	—	—	—	1,577	773	—	2,350
Interest paid and interest payable included in other payables and accruals	—	—	—	(979)	(480)	—	(1,459)
Due date extension	—	—	—	(2,500)	—	2,500	—

Carrying amount as at 31 December 2022	22,955	—	28,693	53,224	7,995	2,500	115,367

Carrying amount as at 1 January 2023	22,955	—	28,693	53,224	7,995	2,500	115,367
Interest charged	—	—	—	—	13	337	350
Interest paid and interest payable included in other payables and accruals	—	—	—	—	(8)	(337)	345
Due date extension	(10,469)	—	(19,387)	(48,184)	(8,000)	86,040	—

Carrying amount as at 30 June 2023	12,486	—	9,306	5,040	—	88,540	115,372

28

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

13. INTEREST-BEARING BORROWINGS (Continued)

Notes:

(a)	During the period ended 30 June 2023, the Group obtained bank borrowings of HK$5,236,000 (31 December 2022: HK$11,194,000) denominated in Renminbi, carry fixed interest rate at 3.8% and 3.7% per annum and repayable within one year. The bank borrowings were secured by a guarantee provided by the Company.

(b)	The Group’s all other borrowings were unsecured, of which, HK$1,952,000 (31 December 2022: HK$4,389,000) was denominated in Renminbi with duration of one year from the date issued. HK$16,000,000 (31 December 2022: HK$1,100,000) was denominated in Hong Kong dollars, with duration of three months to two years from the date issued. HK$1,014,000 (31 December 2022: HK$nil) was denominated in US dollars, with duration of three months from the date issued.

(c)	The corporate bonds matured in 2021. Repayment date of part of the corporate bonds with a nominal value of HK$10,469,000 were extended to 2025, as agreed with the corporate bond holders during the period ended 30 June 2023. The corporate bonds carried coupon interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually.

(d)	On 2 December 2019, the Company issued HK$5,000,000 corporate bonds with a nominal value of HK$5,000,000. The corporate bonds carried coupon interest at a rate of 9%, which is accumulated daily or the 365 daily basis and payable annually. The corporate bonds were fully repaid during the year ended 31 December 2022.

(e)	The Company issued corporate bonds of HK$79,500,000 and HK$37,000,000 in 2020 and 2019, respectively. The corporate bonds carried coupon interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually. Repayment date of part of the corporate bonds with a nominal value of HK$2,500,000 and HK$67,571,000 were extended to 2025, as agreed with the corporate bond holders during the year ended 31 December 2022 and period ended 30 June 2023, respectively.

(f)	On 6 January 2021, the Company issued HK$8,000,000 corporate bonds with a nominal value of HK$8,000,000, of which HK$7,440,000, net of related transaction costs, was received in 2021. Repayment date of the corporate bonds with a nominal value of HK$8,000,000 were extended to 2025, as agreed with the corporate bond holders during the period ended 30 June 2023. The bonds carried coupon interest at a rate of 6% per annum and payable annually.

(g)	The Company is also in serious negotiations with the corporate bond holders for extension of the remaining corporate bonds.

29

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

14. PROMISSORY NOTE

	30 June 2023	31 December 2022
	(Unaudited)	(Audited)
	HK$’000	HK$’000

At the beginning of the period	90,074	264,681
Conversion to preference shares	—	(182,100)
Effective interest charged	3,769	10,832
Interest payable and included in other payables and accruals	(1,118)	(3,339)

At the end of the period	92,725	90,074

Note:

On 7 August 2019, the Group issued a 4-year unsecured promissory note with principal amount of HK$348,080,000 at 2% coupon rate, as part of the consideration for the acquisition of the entire issued share capital of Think High Global Limited. The effective interest rate was 8.4% at the date of issue. The fair value of the promissory note at acquisition date was estimated to be HK$274,552,000. The promissory note is carried at amortised cost.

On 9 December 2021, the Group and the promissory note holder, which is an independent third party and not a substantial shareholder of the Company, entered into an agreement to extend the maturity date from 6 August 2023 to 6 August 2026. A gain on extension of promissory note of approximately HK$51,435,000 is recognised in profit or loss for the year ended 31 December 2021. The fair value of the promissory note of HK$263,740,000 at the date of extension was determined by the directors of the Company based on the valuation prepared by an independent professional qualified valuer, CHFT, to the Group. The effective interest rate is 8.5% per annum.

On 25 March 2022, the Company issued 323,657,534 preference shares of HK$0.01 each, with a fair value of HK$178,427,000, as consideration for full settlement of promissory note to the holder of the promissory note with a carrying amount at HK$182,100,000, resulting in a gain on derecognition of promissory note of approximately HK$3,673,000 which was credited to the consolidated profit or loss for the year ended 31 December 2022.

30

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

15.	CONVERTIBLE NOTES

	Equity component
	Liability component	Conversion rights	Warrant reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000
As at 1 January 2022	23,625	15,414	15,196	54,235
Proceeds and reclassification of deposit received from issuance of convertible notes and warrants	41,036	7,769	4,747	53,552
Effective interest for the year	14,201	—	—	14,201
Conversion to ordinary shares	(25,879)	(10,177)	—	(36,056)
At the 31 December 2022	52,983	13,006	19,943	85,932
Effective interest for the year	2,867	—	—	2,867
Conversion to ordinary shares	(51,232)	(12,022)	—	(63,254)
At the 30 June 2023	4,618	984	19,943	25,545
Current portion of convertible notes	(4,618)
Non-current portion of convertible notes	—

Pursuant to the subscription agreement entered into between the Company and Lexinter International Inc. (“Lexinter”) on 19 January 2021 (“Subscription Agreement”), the Company shall issue the convertible notes and warrants in tranches with aggregate principal value of US$15,000,000 (equivalent to HK$116,250,000 at the fixed exchange rate of HK$7.75: US$1). The financial obligations in the convertible notes and warrants in Hong Kong dollars are fixed in accordance with the subscription agreement. The conversion rights embedded with the convertible notes are exercisable into ordinary shares at the price of HK$0.65 per ordinary share and the convertible notes bear coupon interests at the coupon rate of 5.5% per annum and will be due for repayment on the second anniversary of their respective issue dates. Warrants are exercisable from the issue date of warrants to the maturity date, which is five years from the date of issue. The share subscription rights attached to the warrants are exercisable into ordinary shares at the price of HK$0.65 per ordinary share.

During the period ended 30 June 2023, no additional convertible notes and warrants were issued. During the year ended 31 December 2022, the Company issued convertible notes and warrants for aggregate proceeds of US$6,910,000 (equivalent to HK$53,552,500 at the fixed exchange rate of HK$7.75: US$1), of which deposit of US$6,060,000 (equivalent to HK$46,965,000 at the fixed exchange rate of HK$7.75: US$1) was received in last year.

31

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

15.	CONVERTIBLE NOTES (Continued)

At 30 June 2023 and 31 December 2022, the entire issued capital of Think High Global Limited, which holds 100% of the Graphene Products Business, was charged in favour of Lexinter.

The conversion rights embedded with the convertible notes and the warrant subscription rights are regarded as equity component as both of them meet with the fixed-for-fixed rule of IAS 32 i.e. fixed number of ordinary shares of the Company will be issued upon the exercise of the conversion rights and warrant subscription rights.

At the time of issuance, the Company allocated the proceeds to liability component and equity component in respect of the conversion rights of the convertible notes and warrant subscription rights as follows:

(i)	Liability component of the convertible notes represents the present value of the contractually determined stream of future cash flows discounted at the prevailing market interest rates applicable to instruments of comparable credit status taken into account the business risk and financial risk of the Company at the issue date, and

(ii)	Equity component in respect of conversion rights of convertible notes and warrant subscription rights represent the excess of proceeds over liability component of the convertible notes as determined in (i) above.

During the period ended 30 June 2023, convertible notes with principal amount of US$7,880,000 (equivalent to HK$61,070,000 at the fixed exchange rate of HK$7.75: US$1) (year ended 31 December 2022: US$4,240,000 (equivalent to HK$32,860,000 at the fixed exchange rate of HK$7.75: US$1)) were converted into 93,953,843 (year ended 31 December 2022: 50,553,846) ordinary shares at HK$0.65 (year ended 31 December 2022: HK$0.65) per ordinary share.

At 30 June 2023, there were outstanding convertible notes with aggregate principal value of US$630,000 (equivalent to HK$4,882,500 at the fixed exchange rate of HK$7.75: US$1) (year ended 31 December 2022: US$8,510,000 (equivalent to HK$65,952,500 at the fixed exchange rate of HK$7.75: US$1)) as stipulated in the Subscription Agreement.

At 30 June 2023, the effective interest rate of the liabilities component of the convertible notes ranged from 18.84% to 22.04% (year ended 31 December 2022: 18.83% to 53.05%).

At 30 June 2023, 7,511,538 (year ended 31 December 2022: 101,465,385) and 89,423,076 (year ended 31 December 2022: 89,423,076) ordinary shares are issuable under the conversion rights of the convertible notes and the warrants at HK$0.65 per ordinary share, respectively.

Subsequent to 30 June 2023, convertible notes with principal amount of US$70,000 (equivalent to HK$542,500 at the fixed exchange rate of HK$7.75: US$1) were converted into shares at conversion price of $0.65 and the Company allotted and issued a total of 834,615 conversion shares to the convertible note holder.

32

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

16.	SHARE CAPITAL AND TREASURY SHARES

Ordinary Shares

	30 June 2023 (Unaudited) HK$’000	31 December 2022 (Audited) HK$’000
Issued and fully paid 777,446,915 (2022: 683,493,072) ordinary shares of HK$0.01 each	7,774	6,835

A summary of movements in the Company’s share capital is as follows:

	Number of issued and fully paid	Nominal value of shares	Share premium account
	shares	HK$’000	HK$’000
As at 31 December 2022 and 1 January 2023	683,493,072	6,835	498,112
Issue of ordinary shares upon conversion of convertible notes (note (a))	93,953,843	939	62,314
As at 30 June 2023	777,446,915	7,774	560,426

Note:

(a)	Conversion of convertible notes

On 31 March 2023, convertible notes with principal amount of US$2,800,000 was converted into 33,384,615 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 12 April 2023, convertible notes with principal amount of US$2,500,000 was converted into 29,807,692 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 20 April 2023, convertible notes with principal amount of US$2,530,000 was converted into 30,165,383 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 18 May 2023, convertible notes with principal amount of US$50,000 was converted into 596,153 ordinary shares at conversion price of HK$0.65 per ordinary shares.

33

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

16.	SHARE CAPITAL AND TREASURY SHARES (Continued)

Preference shares

	30 June 2023	31 December 2022
	(Unaudited)	(Audited)
	HK$’000	HK$’000
Issued and fully paid 323,657,534 (2022: 323,657,534) preference shares of HK$0.01 each	3,236	3,236

A summary of movements in the Company’s preference share is as follows:

	Number of issued and fully paid preference	Nominal value of shares	Share premium account
	shares	HK$’000	HK$’000
As at 1 January 2023 and 30 June 2023	323,657,534	3,236	175,191

34

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

16.	SHARE CAPITAL AND TREASURY SHARES (Continued)

Warrants

As at 30 June 2023, the Company had 89,423,076 (31 December 2022: 89,423,076) warrants outstanding. Each warrant entitles the registered holder the rights to subscribe one ordinary share of the Company at the exercise price of HK$0.65 per ordinary share, subject to adjustment, at any time commencing on the grant date. The warrants will expire on the fifth anniversary of the issue date.

Movements of the share warrants during the period ended 30 June 2023 and years ended and at 31 December 2022 are as follows:

	Number of securities to be issued upon exercise of outstanding warrants	Weighted- average exercise Price	Weighted average remaining contractual life in years
As at 1 January 2022	48,228,846	0.65	1.4
Issue of warrants (note (a))	41,194,230	0.65	1.6
As at 31 December 2022 and 30 June 2023	89,423,076	0.65	3.0

Note:

(a)	On 19 January 2021 and 10 January 2022, the Company issued at the price of US$1 warrants to the subscriber of convertible notes as referred to note 15, which entitle the warrant holder to subscribe for 48,228,846 and 41,194,230 new ordinary shares of the Company at the exercise price of HK$0.65 per ordinary share, respectively.

35

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

17.	MATERIAL RELATED PARTY TRANSACTIONS

The Group had the following material transactions with related parties during the period:

		For the six months ended 30 June
		2023	2022
		(Unaudited)	(Unaudited)
	Notes	HK$’000	HK$’000
Contract revenue from Pubang	(i)	80	95
Lease payment to director
Chan Yick Yan Andross	(ii)	—	235
Loans to
上海泰迪朋友投資管理有限公司 (“Teddy”)		—	302
上海奕桂品牌管理有限公司 (“Yigui”)	(iii)	12,785	8,123
Earthasia Worldwide Holdings Limited (“EA Trading”)		1,043	—
Repayment of loans from
大連鵬亞國際貿易有限公司 (“Dalian Trading”)		192	—
EA Trading	(iv)	—	315
Yigui	(iii)	10,438	4,119
Interest income from
Dalian Trading		—	12
Yigui	(iii)	435	275
Teddy		—	124
EA Trading	(iv)	101	13
Loans from
EA Trading		—	4,620
Repayment of loans to
EA Trading		—	95
Yigui		—	3,927
Interest expenses to
EA Trading		—	132

(i)	The Company’s subsidiary, Earthasia (Shanghai) Co., Ltd., entered into a framework sale agreement dated 30 July 2014 with Pubang, pursuant to which the Group has agreed that (a) Pubang (or any of its subsidiaries) may (i) subcontract to Earthasia (Shanghai) Co., Ltd. (or any of its subsidiaries) all or part of its landscape projects that require landscape architecture services; and (ii) refer to Earthasia (Shanghai) Co., Ltd. (or any of its subsidiaries) clients which require landscape architecture services; and (b) Earthasia (Shanghai) Co., Ltd. (or any of its subsidiaries) may (i) subcontract to Pubang (or any of its subsidiaries) all or part of its landscape projects that are not related to landscape architecture (including but not limited to landscape construction, landscape maintenance and garden nursery); and (ii) refer to Pubang (or any of its subsidiaries) clients which require landscape services that are not related to landscape architecture. On 17 December 2019, Earthasia (Shanghai) and Pubang entered into a renewed cooperation agreement. The Group’s contract revenue derived from Pubang for the period ended 30 June 2023 amounted to HK$80,000 (six months ended 30 June 2022: HK$95,000).

Related party transactions with Pubang also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

36

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2023

17.	MATERIAL RELATED PARTY TRANSACTIONS (Continued)

(ii)	The Group entered into lease agreements with director Mr. Andross Chan to lease certain properties. The rents have been agreed mutually between the Group and the director.

(iii)	The Group granted a short-term loan in aggregate of RMB11,330,000 (six months ended 30 June 2022: RMB6,723,000) to Yigui, a joint venture of the Group during the period. The interest rate was 4% (six months ended 30 June 2022: 12%) per annum. During the six month ended 30 June, 2023, Yigui repaid RMB9,250,000 (six months ended 30 June 2022: RMB3,410,000) to the Group. The outstanding balance of the loan was RMB10,710,000 (six months ended 30 June 2022: RMB5,233,000) as at 30 June 2023.

(iv)	In 2021, the Group renewed its revolving loan facility of HK$50,000,000 granted to EA Trading, a joint venture of the Group, to support its business operation with a one-year term which was unsecured and bore interest at 12% per annum. The outstanding principal and interest were HK$2,010,000 and HK$110,000, respectively, as at 30 June 2023.

18.	EVENTS AFTER THE REPORTING PERIOD

(a)	On 14 July 2023, convertible notes with principal amount of US$70,000 (equivalent HK$542,500) were converted into shares at conversion price of HK$0.65 and the Company allotted and issued a total of 834,615 conversion shares to the convertible note holder.

(b)	On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Further details are set out in the Group’s announcement dated 19 July 2023.

(c)	On 24 July 2023, the Board resolved to grant a total of 22,990,000 Awarded Shares, to 16 share award grantees, pursuant to the 2023 Share Award Scheme at nil consideration, subject to the acceptances by the Grantees and vesting conditions. Further details are set out in the Group’s announcement dated 24 July 2023.

19.	COMPARATIVE FIGURES

Certain comparative information has been restated to conform with the current period’s presentation.

20.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The financial statements were approved and authorised for issue by the board of directors on 30 August 2023.

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MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Amid global economic challenges in 2023, the Group set out expansion plans that will create vast opportunities and values for shareholders in the coming years. Electrification is an irreversible trend. While lithium-ion batteries play a significant role in electrification, graphite processing capabilities shall be essential because graphite is the anode material that accounts for about 25% by weight of a lithium-ion battery. The demand for graphite anode material will continue to be driven by the global development of the EV industry, energy storage infrastructures, consumer electronics, and robotics.

Graphene Products Business

For the six months ended 30 June 2023, the graphene products business contributed revenue of approximately HK$97.1 million, representing approximately 64% of the Group’s total revenue, with an adjusted segment EBITDA of approximately HK$16 million. Comparing to the six months ended 30 June 2022, the revenue and the adjusted segment EBITDA decreased by approximately 6% and 31% respectively.

The production capacity of graphite anode material of the Group is limited by the current factory size. Therefore, the need for expansion of production capacity is affirmative and that will involve construction of new production facilities. The Group has announced to build production facilities of graphite anode material in Mashan Graphite Industrial Park, Jixi, Heilongjiang, PRC for 40,000 metric tons, in Nanshu Industrial Park, Laixi, Shandong, PRC for 50,000 metric tons, and in Emerald Business Park, Warren, MI, USA for 15,000 metric tons through its joint venture company Graphex Michigan I LLC. The Group is also exploring the feasibilities to construct a 100,000 metric tons production facility in Canada. If the abovementioned new facilities are fully in operation, the Group will have a total production capacity of 215,000 metric tons of graphite anode material, which is over 20 times of the current capacity. As the production capacity increases, the revenue of the Group shall increase accordingly. The current market price of the graphite anode material is steady with minor fluctuations. There is no sign of surges or plunges in the market prices.

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Landscape Architecture Business

The Group maintains its market position as one of the leading landscape architecture providers predominantly in the PRC and Hong Kong. It offers landscape architecture services to clients including governments, private property developers, state-owned property developers, design services companies and engineering companies in the PRC and Hong Kong.

The revenue of the Group’s landscape architecture services segment decreased to approximately HK$54.2 million for the six months ended 30 June 2023, representing a decrease of approximately 6%, as compared with that of approximately HK$57.7 million for the six months ended 30 June 2022. The decrease in revenue was primarily due to the fluctuation in exchange rate of Renminbi (“RMB”) and decrease in new contracts.

For the six months ended 30 June 2023, the Group entered into 22 new contracts with a total contract sum of approximately HK$27 million for projects located in the PRC and 22 new contracts with a total contract sum of approximately HK$11.4 million for projects located in Hong Kong. Geographically, approximately 70% of the new contract sum represented projects located in the PRC and approximately 30% represented projects located in Hong Kong in terms of contract sum.

The number of new contracts and contract sum entered by the Group compared with last reporting period are set out as follows:

		Contract sum
Six months ended 30 June	No. of new contracts	(HK$’million)
2023	44	38.4
2022	64	67.7

The new contract sum decreased to approximately HK$38.4 million for the six months ended 30 June 2023, representing a decrease of approximately 43%, as compared with that of approximately HK$67.7 million for the last reporting period mainly due to the less favourable economic environment in the PRC.

Catering Business

The Group has ceased all its catering business in 2023 due to adverse market conditions. The Group intended not to restart any catering business in the future.

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FINANCIAL REVIEW

Revenue

The Group’s total revenue decreased to approximately HK$151.3 million in first half of 2023, compared with HK$163.1 million for the six months ended 30 June 2022, representing year-on-year decrease of approximately 7%. The slight decrease was mainly attributable to the less favourable market and economic environment and the cessation of catering business of the Group.

The graphene products segment contributed revenue of approximately HK$97.1 million, representing a decrease of approximately 6%, compared with HK$103.4 million for the six months ended 30 June 2022. The landscape architecture segment contributed revenue of approximately HK$54.2 million, representing a decrease of approximately 6%, compared with HK$57.7 million for the six months ended 30 June 2022.

Cost of sales

Cost of sales decreased to approximately HK$101.2 million for the six months ended 30 June 2023, representing a decrease of approximately 3%, as compared with that of approximately HK$104.2 million for the same period in 2022.

Cost of sales mainly represented cost of inventories in respect of graphene products business and catering business and project staff cost in respect of landscape architecture segment. The decrease in cost of sales was generally in line with the decrease in revenue derived from graphene products segment and landscape architecture segment.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$50 million for the six months ended 30 June 2023, representing a decrease of approximately 15%, as compared with that of approximately HK$58.9 million for the same period in 2022.

Gross profit margin decreased to approximately 33% for the six months ended 30 June 2023, as compared with that of approximately 36% for the same period in 2022. The slight decrease was mainly attributable to the decrease of gross profit margin in both the graphene and landscape architecture segment.

Selling and marketing expenses

Selling and marketing expenses increased to approximately HK$3 million for the six months ended 30 June 2023, representing an increase of approximately 36%, as compared with that of approximately HK$2.2 million for the same period in 2022. The increase was mainly due to the marketing expenses incurred in U.S. market.

Administrative expenses

Administrative expenses decreased to approximately HK$76.7 million for the six months ended 30 June 2023, representing a decrease of approximately 10%, as compared with that of approximately HK$85.0 million for the same period in 2022. The decrease was mainly due to (i) the decrease in the overall salaries of the Group which is attributable to the cost control measures implemented since 2022, and (ii) the fluctuation of exchange rate in RMB.

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Impairment loss on financial and contract assets

The impairment loss, which represented impairment loss of trade receivables, contract assets, and other receivables, decreased to approximately HK$10.7 million for the six months ended 30 June 2023, representing a decrease of approximately 35%, as compared with that of approximately HK$16.5 million for the same period in 2022. The decrease mainly reflected the Group’s decrease in credit loss under the post-Covid period which the Group improved its collectability on financial and contract assets related to landscape architecture segment.

Net loss

As a result of the foregoing, the loss attributable to owners of the Company was approximately HK$44.0 million for the six months ended 30 June 2023, as compared with that of a loss attributable to owners of the Company of approximately HK$59.6 million for the same period in 2022.

Liquidity, financial resources and gearing

The Group’s objectives for capital management are to safeguard the Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximizing the return to shareholders through improving the debt and equity balance.

	As at 30 June 2023	As at 31 December 2022
	HK$’000	HK$’000
Current assets	283,751	235,119
Current liabilities	257,000	288,194
Current ratio	1.1x	0.82x

The current ratio of the Group at 30 June 2023 was approximately 1.1 times as compared to that of approximately 0.82 times at 31 December 2022 as a result of the conversion of convertible notes.

At 30 June 2023, the Group had total cash and bank balances of approximately HK$17.5 million (31 December 2022: HK$31.5 million).

At 30 June 2023, the Group’s gearing ratio (represented by total interest-bearing bank and other borrowings at the end of the period divided by total equity at the end of the respective period multiplied by 100%) was approximately 66.4% (31 December 2022: 76.9%).

The capital structure of the Company mainly comprises issued ordinary shares, preference shares and debt securities. As of 30 June 2023, the Company had outstanding issued corporate bonds with the carrying amount of approximately HK$115.4 million, issued promissory notes of approximately HK$92.7 million, issued convertible notes (as liability) of approximately HK$4.6 million, 777,446,915 ordinary shares and 323,657,534 preference shares in issue.

41

Contingent liabilities

The Group had no significant contingent liabilities as at 30 June 2023.

Pledge of assets

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitment

At 30 June 2023 and 31 December 2022, the Group had the following capital commitments at the end of the reporting period:

	As at 30 June 2023	As at 31 December 2022
	HK$’000	HK$’000
Contracted, but not provided for:
Acquisition of property, plant and equipment	5,662	7,523

On 20 September 2022, the Company entered into the Cooperation Agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry (the “Project”). The Company intends to carry out the Project in two phases, with the first phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high purity spherical graphite by 2023 and the second phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of High purity spherical graphite and 10,000 metric tons of battery anode materials by 2024. It is estimated that the Company’s total investment in the first phase of the Project will be not less than RMB200 million. The Company intends to fund the first phase of the Project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise.

42

On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. The first phase of the Project, if materialized, is expected to be completed and put into operation in September 2024. It is estimated that the Company’s total investment will be around RMB1,000 million. The Company intends to fund the first phase of the Project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise.

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HKD and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Human resources and employees’ remuneration

As at 30 June 2023, the Group had 320 employees. Employees are remunerated according to nature of the job, market trend, and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

During the period ended 30 June 2023, the Group had maintained a number of share schemes at the Company and subsidiary levels in order to recognise the contributions by selected eligible participants who are directors, officers, employees and service providers of the Group and to provide them with incentives for the continual operation and development of the Group and/or attract suitable personnel to join the Group.

43

ADVANCES TO AN ENTITY

As disclosed in the announcements of the Company dated 20 September 2016, 24 January 2017, 8 December 2017, 25 June 2019 and 1 December 2021(the “Announcements”), the Company as the Lender entered into a loan agreement (the “Loan Agreement”) on 1 December 2021 with the borrower pursuant to which the Lender agreed to provide an unsecured revolving loan facility (the “Revolving Loan Facility”) in the amount of HK$50,000,000 at an interest rate of 12% per annum during the availability period from 1 January 2022 to 31 December 2024. Subject to the terms and conditions, the Revolving Loan Facility can be drawn down at any time for one year during the availability period. Set out below are the principal terms of the loan agreement:

Fourth Renewal Agreement

Date of agreement:	1 December 2021

Borrower:	Earthasia Worldwide Holdings Limited

Revolving facility amount:	Up to HK$50,000,000

Interest rate per annum:	12%

Availability period:	1 January 2022 to 31 December 2024

Repayment term:	One year

Repayment:	Borrower shall repay the interests with the principal amount at loan maturity

Early repayment:	The Borrower may prepay all or any part of a drawdown prior to the maturity date without penalty. Any prepayment of a drawdown will refresh the available amount of the Revolving Loan Facility for drawing. Any early repayment shall first settle all interests accrued.

Collateral:	Nil

Other terms and conditions:	The Lender shall have absolute discretion as to whether to make available any sum for any drawdown under the loan agreement.

The advance was made on the basis of the Company’s credit assessments on the Borrower’s financial strength, repayment history and the tenure of the advance. The Company considered that the risks and return involved in the advance to the Borrower are justifiable. For further details, please refer to the Announcements. As of 30 June 2023, there was an outstanding loan balance of approximately HK$2 million due from the Borrower to the Company.

44

In relation to the provision of financial assistance by the Company to the Borrower, a combined statement of financial position of the Borrower group as at 30 June 2023 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below:

30 June 2023	HK$’000

Cash and cash equivalents	319
Other current assets	17,865
Current assets	18,184
Non-current assets	3
Current liabilities	(74,864)
Non-current liabilities	(1,330)
Net assets/(deficiency in assets)	(58,007)
Reconciliation to the Group’s interests in the joint venture:
Proportion of the Group’s ownership	30%
Carrying amount of the investment	—
Revenue	25,406
Interest expense	(536)
Profit for the period	(586)
Profit and total comprehensive income for the period	(586)

SIGNIFICANT INVESTMENTS HELD, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, AND FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

Save for those disclosed in this interim report, there were no other significant investments held, nor were there material acquisitions or disposals of subsidiaries during the period under review. Apart from those disclosed in this interim report, there was no plan authorised by the Board for other material investments or additions of capital assets at the date of this interim report.

45

USE OF PROCEEDS

American Depository Shares

In August 2022, the American Depository Shares (“ADSs”) of the Company have successfully been listed on the New York Stock Exchange American (“NYSE American”) with the stock symbol “GRFX”. On 19 August 2022, the Company issued an aggregate 4,695,653 ADSs, representing 93,913,060 the issued ordinary shares of the Company. On 26 August 2022, the Company issued an addition of 704,347 ADSs, representing 14,086,940 the issued ordinary shares of the Company. The aggregated net proceeds raised from the issue of ADSs was approximately US$11 million (approximately of HK$85.9 million). The intended use, utilised net proceeds up to 31 December 2022 and 30 June 2023, and remaining balance of the net proceeds as of 30 June 2023, respectively, are summarised below:

	Intended use	Utilised net proceeds up to 31 December 2022	Utilised net proceeds up to 30 June 2023	Remaining balance as of 30 June 2023
Uses	HK$ million	HK$ million	HK$ million	HK$ million
Improvement and expansion of production facility(ies) for the Graphene Products Business	25.8	18.7	25.8	—
Repayment of short-term indebtedness	23.4	23.4	23.4	—
Working capital	36.7	35.1	36.7	—
Total	85.9	77.2	85.9	—

More details of the offering were set out in the announcements of the Company dated 17 December 2019, 6 August 2020, 5 August 2021, 7 March 2022, 12 August 2022, 17 August 2022, 22 August 2022 and 29 August 2022.

PROSPECTS

2023 is a challenging year for all businesses. Despite the unfavourable macro-economic environment caused by interest rate hike and geopolitical tension, the Group has announced its plan for expansion of graphite anode material production capacity. This expansion plan is fueled by the increasing demand of graphite anode material in the long term. New battery gigafactories are coming online by 2024 and a surge in demand for battery materials including graphite anode material is anticipated. The increase in the Group’s production capacity of graphite anode material shall be able to meet the needs of the battery market.

In addition, the Group has been seeking to collaborate with upstream and downstream market players on product research and commercialization. Currently, the Group has participated in research projects that cover graphite anode material enhancements, energy efficiency processing, graphene enhanced material applications, and renovative battery chemistries.

46

Other Information

DISCLOSURE OF INTERESTS

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company and its associated corporations

As at 30 June 2023, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of the associated corporations (within the meaning of Part XV of the SFO) which (i) are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) are required, pursuant to section 352 of the SFO, to be entered in the register as referred to therein; or (iii) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange are as follows:

Long position in the Shares and underlying Shares

						Number of underlying Shares held
		Number of Shares				under the		Approximate
Name of		Personal	Family	Corporate	Other	Share Option		% of
Director	Capacity	interest	interest	interest	interest	Scheme	Total	shareholding
Chan Yick Yan Andross	Beneficial owner, interest of controlled corporation	4,204,000	—	93,716,887	—	—	97,920,887	12.60%

Lau Hing Tat Patrick	Beneficial owner, interest of spouse, interest of controlled corporation	9,212,000	—	46,003,444	—	—	55,215,444	7.10%

Notes:

1.	Such interests are held by CYY Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Chan Yick Yan Andross is interested in the entire issued share capital.

2.	Such interests are held by LSBJ Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Lau Hing Tat Patrick is interested in the entire issued share capital.

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Long position in the shares of associated corporations of the Company

Name of director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Approximate % of shareholding
Chan Yick Yan Andross	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%
Lau Hing Tat Patrick	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Saved as disclosed above, as at 30 June 2023, none of the Directors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Substantial Shareholders’ Interests and Short Positions in Shares and Underlying Shares

As at 30 June 2023, so far as the Directors and chief executive of the Company are aware, other than the interests of the Directors and chief executive of the Company as disclosed in the section titled “Directors’ and chief executive’s interests and short positions in shares, underlying shares and debentures of the Company and its associated corporations”, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the SEHK.

48

Long position in the shares

Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding

The Bank of New York Mellon Corporation	Interest of controlled corporation	219,143,220	28.19%
The Bank of New York Mellon	Beneficial owner	219,143,220	28.19%
CYY Holdings Limited [1]	Beneficial owner	93,716,887	12.05%
PBLA Limited [2]	Beneficial owner	75,123,669	9.66%
Pubang Landscape Architecture (HK) Company Limited [2]	Interest of controlled corporation	75,123,669	9.66%
Pubang Landscape Architecture Company Limited [2]	Interest of controlled corporation	75,123,669	9.66%
LSBJ Holdings Limited [3]	Beneficial owner	46,003,444	5.92%

Notes:

1.	CYY Holdings Limited is 100% beneficially owned by Mr. Chan Yick Yan Andross. Accordingly, Mr. Chan Yick Yan Andross is deemed to be interested in the shares of the Company held by CYY Holdings Limited under the SFO.

2.	PBLA Limited is 100% beneficially owned by Pubang Landscape Architecture (HK) Company Limited, which is in turn 100% beneficially owned by Pubang Landscape Architecture Company Limited. Accordingly, each of Pubang Landscape Architecture (HK) Company Limited and Pubang Landscape Architecture Company Limited is deemed to be interested in the Shares held by PBLA Limited under the SFO.

3.	LSBJ Holdings Limited is 100% beneficially owned by Mr. Lau Hing Tat Patrick. Accordingly, Mr. Lau Hing Tat Patrick is deemed to be interested in the shares of the Company held by LSBJ Holdings Limited under the SFO.

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Short position in the shares

Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding
The Bank of New York Mellon Corporation	Interest of controlled corporation	219,143,220	28.19%
The Bank of New York Mellon	Beneficial owner	219,143,220	28.19%

DIRECTORS’ INTERESTS IN COMPETING INTERESTS

Save as Mr. Ma Lida, our non-executive Director nominated by Pubang Landscape Architecture Co., Ltd., who is required to declare his conflict of interests and barred from participation or voting on issue if there is any potential conflict of interest between the Group and Pubang Landscape Architecture Co., Ltd., the Directors are not aware of any business or interest of the Directors, the controlling shareholder and their respective associates (as defined under the Listing Rules) that compete or may compete with the business of the Group and any other conflict of interest which any such person has or may have with the Group during the six months ended 30 June 2023.

CHANGES IN INFORMATION OF DIRECTORS

There is no change in the information of the Directors to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

SHARE OPTION SCHEME

A share option scheme (the “Share Option Scheme”) was adopted by the Company on 3 June 2014 and became effective on 25 June 2014.

On 24 March 2022, an ordinary resolution of the Company was passed at the Company’s extraordinary general meeting to approve the refreshment of the mandate of the Share Option Scheme (“Refreshed Scheme Mandate Limit”) pursuant to which the Board may grant share options to eligible participants under the Share Option Scheme to subscribe for up to 10% of the shares in issue as at the date of the Company’s extraordinary general meeting (i.e. 51,150,153 shares).

The Board has resolved to terminate the existing share option scheme on 9 January 2023 and adopt the 2023 Share Award Scheme with effective from 6 February 2023. Details of the 2023 Share Award Scheme are set out in the Company’s announcement dated 9 January 2023.

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Summary of the share option scheme

1.	Purposes	To provide incentives and rewards to eligible participants who contribute to the success of the Group’s operations.

2.	Qualifying participants	Any director, including independent non-executive director, of the Company and any entity in which the Group holds at least 20% of its shares (the “Invested Entity”), other employees of the Group or the Invested Entity, suppliers of goods or services to the Group or the Invested Entity, customers of the Group or the Invested Entity, person that provides technological support to the Group or the Invested Entity, shareholders of the Group or the Invested Entity, holders of any securities issued by the Group or the Invested Entity, advisor or consultant to the Group or the Invested Entity, and any non-controlling shareholder in the Company’s subsidiaries.

3.	Maximum number of shares	The maximum number of unexercised share options currently permitted to be granted under the Share Option Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue as at the listing date (i.e. 40,000,000 shares).

4.	Maximum entitlement of each participant	The maximum number of shares issuable under share options to each eligible participant in the scheme within any 12-month period is limited to 1% of the shares of the Company in issue from time to time. Any further grant of share options in excess of this limit is subject to shareholders’ approval in a general meeting.

Any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an aggregate value (based on the price of the Company’s shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders’ approval in a general meeting.

5.	Option period	The exercise period of the share options granted is determinable by the Board which shall not exceed ten years from the offer date subject to the provisions of early termination thereof. There is no minimum period for which a share option must be held before it can be exercised.

6.	Acceptance of offer	The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$1 in total by the grantee.

7.	Exercise price	The exercise price of share options is determinable by the Board, but may not be less than the highest of (i) the closing price of the shares on the Stock Exchange as stated in the Stock Exchange’s daily quotation sheet on the offer date; (ii) the average of the closing prices of the shares as stated in the Stock Exchange’s daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the nominal value of the shares on the offer date.

8.	Remaining life of the scheme	It shall be valid and effective for a period of 10 years commencing on 3 June 2014.

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All the options forfeited before expiry of the Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Share Option Scheme.

The number of options available for grant under the Share Option Scheme at the beginning and end of the period ended 30 June 2023 were 51,150,153 shares and nil respectively.

The number of shares that may be issued in respect of the share options granted under the Share Option Scheme is 9,677,692 Shares, representing approximately 1.3% of the weighted average number of Shares issued and outstanding for the period ended 30 June 2023.

A summary of the movements of the outstanding share options during the six months ended 30 June 2023 are as follows:

					Number of Share Options
Grantees	Date of grant	Vesting date	Exercisable period	Exercise price (HK$)	As at 01/01/2023	Granted	Exercised	Cancelled/ Lapsed	As at 30/06/2023
Directors
Tian Ming[3]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	–	–	4,000,000
Yang Liu[1]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	177,692	–	–	–	177,692
Tu Wenzhe[2]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	–	–	4,000,000
Employee(s)
Other employee(s)	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	1,500,000	–	–	–	1,500,000
Total					9,677,692	–	–	–	9,677,692

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Notes:

1.	Mr. Yang Liu ceased to be a director on 29 June 2022.

2.	Mr. Tu Wenzhe ceased to be a director on 5 August 2021.

3.	Mr. Tian Ming ceased to be a director on 28 December 2021.

4.	The closing price of the Shares immediately before the date on which the options were granted was HK$0.6.

5.	No share options were cancelled or lapsed during the reporting period.

Save as disclosed above, at no time during the period under review was the Company or its subsidiaries a party to any arrangement that enabled the Directors or any of their associates to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SHARE AWARD SCHEME

On 21 August 2014, the Company adopted a share award scheme (the “Share Award Scheme”). Details of the Share Award Scheme were set out in the announcements of the Company dated 21 August 2014, 5 January 2015 and 7 September 2015.

The Board has resolved to terminate the existing share award scheme on 9 January 2023 and adopt the 2023 Share Award Scheme with effective from 6 February 2023. Details of the 2023 Share Award Scheme are set out in the Company’s announcement dated 9 January 2023.

Summary of the Share Award Scheme

1.	Purposes	(i) to recognise the contributions by certain employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group

2.	Qualifying participants	Any employee (including without limitation, any executive director) of any member of the Group

3.	Maximum number of shares	Not exceeding 10% of the shares of the Company in issue as at the date of adoption of the Share Award Scheme (i.e. 40,000,000 shares)

4.	Maximum entitlement of each participant	Not exceed 1% of the issued share capital of the Company from time to time

5.	Vesting period	Subject to the terms and condition of the Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded Shares on such selected employee as specified in the grant notice and in accordance with the vesting schedule (if any) as set out therein

6.	The amount payable on acceptance of the award	Nil

7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 21 August 2014

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The number of award shares available for grant under the Share Award Scheme at the beginning and end of the period ended 30 June 2023 were 19,241,000 shares and nil respectively.

The number of shares that may be issued in respect of the share awards granted under the Share Award Scheme is nil as at period ended 30 June 2023.

There were no share awards granted during the six months ended 30 June 2023. No unvested share awards were outstanding as of 30 June 2023.

During the period ended 30 June 2023, no equity-settled share-based compensation under the Scheme is included in employee benefit expenses.

2023 SHARE AWARD SCHEME

On January 9, 2023, the Company terminated the existing Share Option Scheme and Share Award Scheme and adopted the 2023 Share Award Scheme with effective from 6 February 2023 in order to provide eligible participants with equity incentives.

Summary of the 2023 Share Award Scheme

1.	Purposes	(i) to attract talents, suitable personnel and entities that are eligible participants; (ii) to award certain selected participants with awarded shares for accepting their appointments, employments or engagement by the Group and related entities; (iii) to recognize the contributions by certain selected participants and to provide them with incentives in order to retain them for the continual operation, development and growth of the Group and related entities; and (iv) to improve or create sense of connection and/or loyalty of certain selected participants to the Group and related entities

2.	Qualifying participants	(i) Any director and employee of the Group or its subsidiaries; (ii) Any director and employee of the related entities of the Group; and (iii) Any person who provided services to the Group on a continuing or recurring basis

3.	Maximum number of shares	Not exceeding 10% of the shares of the Company in issue as at the date of adoption of the 2023 Share Award Scheme (i.e. 68,349,307 shares)

4.	Maximum entitlement of each participant	Not exceed 1% of the issued share capital of the Company from time to time.

5.	Vesting period	Subject to the terms and condition of the 2023 Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded Shares on such selected employee as specified in the grant notice and in accordance with the vesting schedule (if any) as set out therein

6.	The amount payable on acceptance of the award	Nil

7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 6 February 2023

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On 12 June 2023, the Board resolved to grant an aggregate of 35,231,235 shares, which represented approximately 4.53% of the Company’s shares in issue at that date, to three employees and eight service providers. 3,754,797 of these shares were vested on 15 June 2023. The closing price of the shares immediately before the grant date was HK$0.425 each share. The fair value of the 35,231,235 shares awarded on the grant date was valued at HK$0.455 each share.

During the period ended 30 June 2023, the number of unvested awards granted under the 2023 Share Award Scheme at the beginning of the reporting period was nil (the 2023 Share Award Scheme became effective on 6 February 2023) and the number of unvested awards granted under the 2023 Share Award Scheme was 31,476,438, no award granted under the 2023 Share Award Scheme was cancelled or lapsed in accordance with the terms of the 2023 Share Award Scheme during the reporting period.

During the period ended 30 June 2023, the equity-settled share-based compensation under the 2023 Share Award Scheme of HK$2,546,000 is included in employee benefit expenses and professional expenses.

On 24 July 2023, the Board resolved to grant an aggregate of 22,990,000 shares, which represented approximately 2.94% of the Company’s shares in issue at that date, to three directors and twelve employees. The fair value of the 22,990,000 shares awarded on the grant date was valued at HK$0.46 each share.

Details of the 2023 Share Award Scheme are set out in the Company’s announcement dated 9 January 2023, 12 June 2023 and 24 July 2023 and circular dated 12 January 2023.

The number of award shares available for grant under the 2023 Share Award Scheme at the beginning and end of the period ended 30 June 2023 were nil and 33,118,072 shares respectively.

The number of shares that may be issued in respect of the share awards granted under the Share Award Scheme is 35,231,235 Shares, representing approximately 4.9% of the weighted average number of Shares issued and outstanding for the period ended 30 June 2023.

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A summary of the movements of the share awards during the period ended 30 June 2023 are as follows:

			Number of Share Awards
Grantees	Date of Grant	Vesting date	As at 1/1/2023	Granted	Vested	Cancelled/ Lapsed	As at 30/6/2023
Employees (note 1)
	12/6/2023	15/6/2023 (note 2)	–	3,254,797	3,254,797 (note 3)	–	–
	12/6/2023	15/6/2023 (note 2)	–	500,000	500,000 (note 3)	–	–
	12/6/2023	1/8/2023	–	500,000	–	–	500,000
	12/6/2023	1/11/2023	–	500,000	–	–	500,000
	12/6/2023	1/2/2024	–	500,000	–	–	500,000
	12/6/2023	1/5/2024	–	500,000	–	–	500,000
	12/6/2023	1/8/2024	–	500,000	–	–	500,000
	12/6/2023	1/11/2024	–	500,000	–	–	500,000
	12/6/2023	1/2/2025	–	500,000	–	–	500,000
	12/6/2023	11/6/2024	–	1,000,000	–	–	1,000,000
Service providers (note 4)
Wang Yi	12/6/2023	11/6/2024	–	2,000,000	–	–	2,000,000
Greg McKenzie	12/6/2023	11/6/2024	–	2,000,000	–	–	2,000,000
Tom Rooney	12/6/2023	11/6/2024	–	2,000,000	–	–	2,000,000
Corrales Trading Ltd	12/6/2023	11/6/2024	–	6,500,000	–	–	6,500,000
Chad Management Group Inc.	12/6/2023	11/6/2024	–	976,438	–	–	976,438
Lyons Capital, LLC	12/6/2023	11/6/2024	–	6,500,000	–	–	6,500,000
Onyx Relations Corp.	12/6/2023	11/6/2024	–	6,000,000	–	–	6,000,000
Redchip Companies, Inc.	12/6/2023	11/6/2024	–	1,000,000	–	–	1,000,000
			–	35,231,235	3,754,797	–	31,476,438

Note 1.	Employee Grantees refer to the employees of the Company or its subsidiaries.

Note 2.	Grants of award shares are subject to the condition that listing approval for the underlying Shares being obtained by the Company. On 15 June 2023, the Company obtained listing approval for 68,349,307 Shares under the 2023 Share Award Scheme.

Note 3.	The weighted average closing price of the shares immediately before the vesting date was HK$0.425 each share.

Note 4.	Service providers refer to persons or companies who provide services to the Group on a continuing or recurring basis in their ordinary and usual course of business which are in the interests of the long-term growth of the Group.

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EIL SHARE AWARD SCHEME

On 19 January 2021, Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the “EIL Share Award Scheme”). Details of the EIL Share Award Scheme were set out in the announcements of the Company dated 19 January 2021.

Summary of the EIL Share Award Scheme

1.	Purposes	to recognise the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of EIL Group and to attract suitable personnel for further development of the EIL Group

2.	Qualifying participants	(i) any individual being an employee (including without limitation any director) of any member of the EIL Group; (ii) any agent or consultant to the EIL Group; and (iii) any business or joint venture partner, contractor, any party providing advisory, consultancy, professional services to the EIL Group, or any other persons who have contributed or may contribute to the operation and development of the EIL Group

3.	Maximum number of shares	Not exceeding 10% of the shares of EIL (“EIL Shares”) in issue as at the date of adoption of the EIL Share Award Scheme (i.e. 500 EIL Shares)

4.	Maximum entitlement of each participant	Not exceed 1% of the issued share capital of EIL from time to time

5.	Vesting period	Subject to the terms and conditions of the EIL Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded EIL Shares on such participant as specified in the EIL Share Award Scheme and the grant notice

6.	The amount payable on acceptance of the award	HK$1.00 per awarded EIL Share

7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 19 January 2021

During the period ended 30 June 2023, no EIL share awards granted. No unvested EIL share awards were outstanding as at 30 June 2023.

During the period ended 30 June 2023, no equity-settled share-based compensation under the Scheme is included in employee benefit expenses.

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The number of award EIL Shares available for grant under the EIL Share Award Scheme at the beginning and end of the period ended 30 June 2023 were 400 EIL Shares and 400 EIL Shares respectively.

During the period ended 30 June 2023, EIL was not a principal subsidiary of the Company within the meaning of Rule 17.14 of the Listing Rules.

MAXIMUM NUMBER OF SHARES

The maximum aggregate number of Shares that may be issued in respect of all the share options and awards that granted by the Company under all the share schemes is 44,908,927 Shares, representing approximately 6.2% of the weighted average number of Shares issued and outstanding for the period ended 30 June 2023.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the “CG Code”) stated in Appendix 14 to the Listing Rules during the six months ended 30 June 2023. The Company reviews its corporate governance practices regularly to ensure compliance with the CG Code.

In connection with the public offering of the ADSs, the Company adopted corporate governance requirements of the NYSE American.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as its own code of conduct for dealing in securities of the Company by the Directors. After specific enquiry made by the Company, all of the Directors confirmed that they had complied with the required standard set out in the Model Code during the six months ended 30 June 2023.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2023, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Company has established the Audit Committee to review and supervise the financial reporting process and internal Control procedures of the Group with written terms of reference in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of four members namely, Mr. Liu Kwong Sang (an independent non- executive Director), Ms. Tam Ip Fong Sin (an independent non-executive Director), Mr. Wang Yuncai (an independent non-executive Director) and Mr. Ma Lida (a non-executive Director). The chairman of the Audit Committee is Mr. Liu Kwong Sang.

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REVIEW OF INTERIM RESULTS

The Group’s interim results for the six months ended 30 June 2023 have not been reviewed by external auditor but have been reviewed by the audit committee of the Company that the preparation of such results complied with the applicable accounting standards and requirements as well as the Listing Rules and that adequate disclosures have been made.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2023 (six months ended 30 June 2022: nil).

FORWARD-LOOKING STATEMENTS

This interim report contains statements that constitute “forward-looking statements,” for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future plans and prospects.

Forward-looking statements may be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely”, “potential”, “continue” or other similar expressions. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	The Company’s goals and strategies;

●	The Company’s future business development, financial conditions and results of operations;

●	Fluctuations in prices, interest rates and other factors that may increase the Company’s costs significantly;

●	The Company’s expectations regarding demand for and market acceptance of its products and services;

●	Competition in the Company’s industry;

●	Relevant government policies and regulations relating to the Company’s industry, including governmental policies in the Peoples Republic of China as well as other governmental or sovereign risk factors related to the Peoples Republic of China and its relationship with the United States;

●	The Company’s ability to continue to diversify its manufacturing and operations in the U.S. and globally;

●	The growth of the renewable energy sector; and

●	The U.S. and global economy including any recession or other adverse economic factors that limit the ability of the Company’s customers to purchase its products, including such customer’s ability to continue investment in the renewable energy sector.

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These forward-looking statements involve various risks and uncertainties. Although the Company believes that its expectations expressed in these forward-looking statements are reasonable, the Company’s expectations may later be found to be incorrect. The Company’s actual results could be materially different from the Company’s expectations. Important risks and factors that could cause the Company’s actual results to be materially different from the Company’s expectations.

The Company’s forward-looking statements are based, in part, on certain data and information that it obtained from various government and private sources. Statistical data obtained from these sources may include projections based on a number of assumptions. The Company’s industry may not grow at the rate projected by these sources, or at all. Failure of the Company’s markets to grow at the projected rate may have a material and adverse effect on the Company’s businesses and the market price of the Company’s ordinary shares and the ADSs. In addition, the rapidly changing nature of the Company’s markets may result in significant uncertainties for any projections or estimates relating to the Company’s growth prospects or future condition. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this interim report relate only to events or information as of the date on which the statements are made in this interim report. Except as required by law, the Company does not undertake an obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this interim report and the other information about the Company that is available publicly, completely and with the understanding that the Company’s actual future results may be materially different from what the Company expects.

APPRECIATION

Finally, we would like to express our gratitude to the Shareholders, business partners, subconsultants and customers for their continuous support. We would also like to thank our dedicated staff for their contributions to the success of the Group.

Lau Hing Tat Patrick

Chairman

Hong Kong, 30 August 2023

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